Exhibit 1

For Immediate Release

ONTARIO SUPERIOR COURT APPROVES ALLIANCE ATLANTIS

PLAN OF ARRANGEMENT

TORONTO (June 28, 2007) - Alliance Atlantis Communications Inc. (“Alliance Atlantis”) and CanWest Global Communications Corp. (“CanWest”) today announced that the Ontario Superior Court of Justice has issued the final order approving the Plan of Arrangement pursuant to which AA Acquisition Corp., a subsidiary of CanWest MediaWorks Inc., would acquire all of the outstanding shares of Alliance Atlantis. This order follows a fairness hearing held earlier today in connection with the Arrangement. Alliance Atlantis and CanWest expect the Arrangement to be completed by early August, 2007. Completion of the Arrangement is subject to the satisfaction or waiver of the remaining conditions specified in the Arrangement Agreement. Under the terms of the Arrangement, Alliance Atlantis shareholders will receive $53.00 in cash for each Alliance Atlantis share.

About Alliance Atlantis

Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. Alliance Atlantis also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. Alliance Atlantis’ shares are listed on the Toronto Stock Exchange-trading symbols AAC.A and AAC.B. Alliance Atlantis’ website is www.allianceatlantis.com.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

Forward-Looking Statements

This press release includes forward-looking statements which reflect the current expectations of Alliance Atlantis and CanWest. Forward-looking statements are those which are not historical fact and include in this new release statements relating to the expected completion date of the Arrangement. The reader should not place undue reliance on such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements. Certain risks, uncertainties and other factors are described in materials filed by Alliance Atlantis and CanWest with the security regulatory authorities in Canada from time to time, which are available at www.sedar.com. Neither Alliance Atlantis nor CanWest undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For further information please contact:

Alliance Atlantis	Jennifer Bell	tel. 416-934-7854
CanWest Global	Deb Hutton	tel. 416-383-2442